EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of January 28, 2019, is entered into by and between Aly Energy Services, Inc., a Delaware corporation (“Aly Energy” or “Surviving Corporation”), and Permian Pelican, Inc., a Texas corporation (“Pelican” and together with the Surviving Corporation, the “Constituent Corporations”).

WHEREAS, the Board of Directors of each of the Constituent Corporations deem it advisable, and for the benefit and in the best interest of the Constituent Corporations and their respective shareholders, to effect a nontaxable reorganization by merging Pelican with and into Aly Energy (the “Merger”), upon the terms and conditions set forth in this Agreement and pursuant to the requirements of the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (the “DGCL”); and

WHEREAS, the Board of Directors of each of the Constituent Corporations has approved this Agreement and directed that this Agreement be submitted to its respective shareholders for approval and adoption to the extent required by the TBOC and the DGCL;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement, and for the purpose of prescribing the terms and conditions of the Merger, and such other details and provisions as are deemed necessary or desirable, the parties agree as follows:

ARTICLE I

THE MERGER

1.01 In accordance with the TBOC and DGCL, at the Effective Time, Pelican shall be merged into Aly Energy, with Aly Energy being the Surviving Corporation and continuing to exist under and be governed by the DGCL.

1.02 Except as otherwise set forth in this Agreement, the corporate existence and identity of Aly Energy, as the Surviving Corporation, with all its purposes, powers, franchises, privileges, rights and immunities, shall continue unaffected and unimpaired by the Merger, and the corporate existence and identity of Pelican, with all of its purposes, powers, franchises, privileges, rights and immunities, at the Effective Time (as defined below), shall be merged with and into and fully vest with Aly Energy, as the Surviving Corporation, and the separate corporate existence and identity of Pelican shall thereafter cease except to the extent continued by statute.

1.03 It is intended that the Merger as set forth in this Agreement occur in accordance with the applicable provisions of the DGCL and TBOC, and accordingly (a) shall constitute a statutory merger within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (as amended, the “Code”) and (b) shall qualify for nonrecognition treatment in accordance with the provisions of Section 354 of the Code.

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ARTICLE II

EFFECTIVE TIME; EXPENSES

2.01 The Merger shall become effective (the “Effective Time”) upon compliance with all applicable requirements of the TBOC and the filing with the Secretary of State for the State of Delaware of a Certificate of Merger, the form of which is attached to this Agreement as Exhibit A.

2.02 All expenses incident to the Merger shall be paid by the Surviving Corporation.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.01 The Certificate of Incorporation of Aly Energy in effect at the Effective Time shall constitute the Certificate of Incorporation of the Surviving Corporation until further amended, altered or repealed in the manner provided by law.

3.02 The Bylaws of Aly Energy in effect at the Effective Time shall constitute the Bylaws of the Surviving Corporation until amended, altered or repealed in the manner provided in such Bylaws or by law.

3.03 The directors of Aly Energy in office at the Effective Time, including all committees as constituted at such time, shall be the directors and committees of the Surviving Corporation until their successors are elected and qualified in accordance with the Bylaws of the Surviving Corporation.

3.04 The officers of Aly Energy in office at the Effective Time shall be the officers of the Surviving Corporation, holding the offices in the Surviving Corporation which they hold in Aly Energy, until their successors are elected or appointed and qualified in accordance with the Bylaws of the Surviving Corporation.

3.05 All corporate acts, plans, policies, applications, agreements, orders, registrations, licenses, approvals and authorizations of Pelican, its shareholders, Board of Directors, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes on and after the Effective Time as the acts, plans, policies, applications, agreements, orders, registrations, licenses, approvals and authorizations of the Surviving Corporation and shall be effective and binding on the Surviving Corporation as the same were with respect to Pelican immediately prior to the Effective Time.

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ARTICLE IV

MERGER CONSIDERATION

4.01 Each issued and outstanding share of common stock of Pelican held by its shareholders immediately prior to the Effective Time shall, by virtue of the Merger, be converted into 387.858 shares of common stock of the Surviving Corporation. Fractional shares of common stock of the Surviving Corporation shall not be issued and shall be rounded up to the nearest number of whole shares.

4.02 Each issued and outstanding share of common stock of Aly Energy held by its shareholders immediately prior to the Effective Time shall continue to represent one share of common stock of the Surviving Corporation.

4.03 Each issued and outstanding share of convertible preferred stock of Aly Energy (all of which are held by Pelican immediately prior to the Effective Time) shall be canceled in connection with the Merger.

ARTICLE V

ADDITIONAL MERGER PROVISIONS

5.01 At the Effective Time, the Surviving Corporation shall possess all of the rights, privileges, powers, franchises and licenses of a public as well as of a private nature; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to Pelican shall be taken and be deemed to be transferred to and vested in the Surviving Corporation without further act or deed.

5.02 Title to any real or personal property, whether by deed or otherwise, vested in Pelican shall not revert or be in anyway impaired by reason of the Merger or this Agreement; provided, that all rights of creditors and all liens upon any property of Pelican shall be preserved unimpaired, limited in lien to the property affected by such liens immediately before the Effective Time. The Surviving Corporation shall, at the Effective Time and thereafter, be responsible and liable for all debts, liabilities and duties of Pelican, and any claim existing or action or proceeding pending by or against Pelican may be prosecuted against the Surviving Corporation.

5.03 If at any time the Surviving Corporation shall deem or be advised that additional grants, assignments, confirmations or assurances are necessary or desirable to vest or to perfect or confirm of record or otherwise in the Surviving Corporation the title to any property of Pelican, the officers or the directors of Pelican may execute and deliver any and all such deeds, assignments, confirmations and assurances and do all things necessary or proper so as best to prove, confirm and ratify title to such property in the Surviving Corporation or otherwise to carry out the purposes of the Merger and the terms of this Agreement. The Surviving Corporation shall have the same power and authority to act in respect to any debt, liabilities and duties of Pelican as Pelican would have had prior to the Merger.

5.04 The Surviving Corporation agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of Pelican, as well as for enforcement of any obligation of the Surviving Corporation arising from the Merger, including any suit or other proceeding to enforce the right of any dissenting shareholder, and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceedings. In the event of such service, the Secretary of State of Delaware shall notify the Surviving Corporation by letter, certified mail, return receipt requested, to the attention of its Chief Executive Officer at the address of its principal office located at 3 Riverway, Suite 920, Houston, Texas 77056.

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ARTICLE VI

SHAREHOLDER APPROVAL

6.01 This Agreement shall be submitted at the earliest practicable date to the shareholders of the Constituent Corporations for adoption and, if adopted by the vote required by the TBOC and DGCL, shall be made effective as soon as practicable thereafter.

6.02 The directors of any of the Constituent Corporations may, in their sole discretion, abandon the Merger subject to the right of third parties under any contracts relating to the Merger, without further action or approval from the shareholders of their respective corporations, at any time before the Effective Time as provided by the TBOC and DGCL.

ARTICLE VII

MISCELLANEOUS

7.01 This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

7.02 This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral and written, between the parties with respect to its subject matter.

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Each of the parties has caused this Agreement to be executed by and on its behalf and in its corporate name as of the date first above written.

Aly Energy Services, Inc.,
a Delaware corporation

By:	/s/ Greg Price
Greg Price, President and COO

Pelican Permian, Inc.,
a Texas corporation

By:	/s/ Micki Hidayatallah
Micki Hidayatallah, CEO

Signature Page to Agreement and Plan of Merger

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EXHIBIT A

Form of Certificate of Merger

Exhibit “A” to Agreement and Plan of Merger

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